EXHIBIT 99.3

1 August 11, 2026 Second Quarter 2026 Earnings Presentation

2 Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincicompass . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation .

3 0.17 Quarterly Dividend US$ 53 bn Capital Formation & Appreciation 2Q’26 LTM R$ Second Quarter 2026 Highlights R$53 billion of capital formation and appreciation in the 2Q’26 LTM and R$13 billion in the 2 Q’26 , with highlights to Global IP&S, Credit and Real Assets segments See notes and definitions at end of document 89 mm FRE 2Q’26 + 36 % YoY R$ + 31 % YoY AuM 2Q’26 FRE per share¹ 2Q’26 R$ 1.35 Vinci Compass completed the strategic combination with BACS Asset Management , adding R$4.0 billion in AuM and building a scaled asset management platform in Argentina Vinci Compass announced the acquisition of Navi Real Estate , adding R$0.8 billion in AuM across REITs and closed - end funds and entering a new growth channel for Multi - strategy Real Estate products in Brazil 361 bn R$ + 19 % YoY

4 Vinci Compass announces the acquisition of Navi’s Real Estate platform expanding its Multi - strategy and Residential presence Notes: As of June 30, 2026; Numbers may not add up due to rounding; ¹Pro forma combined AuM as of June 30, 2026. Navi’s Real Estate Platform Strategic Rationale Multi - strategy ~R$600 mm Flexible allocation across Real Estate cycles: listed vehicles investing in REITs and Real Estate Credit (MBS) Residential ~R$200 mm Scaling Multi - strategy Real Estate R$150 mm Vinci Compass Multi - strategy ~R$750 mm Combined Multi - strategy¹ Greater scale in the REIT market, better positioned for follow - on offerings in favorable markets Deeper footprint Perpetual and long - term lock - up capital, enhancing fee quality Durable fee base High - quality LatAm franchises: strategic, accretive and complementary LatAm consolidator Residential Real Estate in Brazil: income - generating assets or development projects ~R$800 mm in AuM Across Multi - strategy and Residential Real Estate, including 4 REITs listed on B3 or CETIP ~R$600 mm Navi RE Multi - strategy

5 Financial Highlights

6 ∆ YoY(%) 2Q'26 YTD 2Q'25 YTD ∆ YoY(%) 2Q'26 1Q'26 2Q'25 (R$ thousands, unless mentioned) 27% 497,049 391,098 29% 252,191 244,858 195,569 Net revenue from management fees (51)% 25,114 51,073 (65)% 9,047 16,067 26,220 Net revenue from advisory fees 0% 22,230 22,206 2% 11,190 11,040 10,944 Other revenues 17% 544,393 464,377 17% 272,428 271,965 232,733 Total Fee Related Revenues 26% (51,340) (40,807) 29% (26,609) (24,731) (20,682) Segment personnel expenses 17% (38,383) (32,854) 10% (19,085) (19,298) (17,423) Other G&A expenses 15% (44,604) (38,807) 34% (23,781) (20,823) (17,792) Placement Fee Amortization and Rebates (6)% (146,161) (156,136) (3)% (75,927) (70,234) (78,484) Corporate center expenses 22% (78,935) (64,871) 16% (38,363) (40,572) (33,127) Bonus compensation related to management and advisory 8% (359,422) (333,476) 10% (183,765) (175,657) (167,509) Total Fee Related Expenses 41% 184,971 130,901 36% 88,663 96,308 65,224 FEE RELATED EARNINGS (FRE) 34.0% 28.2% 32.5% 35.4% 28.0% FRE Margin (%) 37% 2.82 2.07 31% 1.35 1.47 1.03 FRE per share¹ (R$/share) (10)% 10,235 11,419 (12)% 7,345 2,890 8,342 Net revenue from performance fees (11)% (4,485) (5,033) (13)% (3,214) (1,271) (3,683) Performance based compensation (10)% 5,750 6,387 (11)% 4,131 1,619 4,660 PERFORMANCE RELATED EARNINGS (PRE) 56.2% 55.9% 56.2% 56.0% 55.9% PRE Margin (%) (17)% 14,812 17,861 (36)% 8,719 6,093 13,576 (+) Realized GP investment income 264% (10,159) (2,791) 201% (7,564) (2,595) (2,512) (+) Unrealized GP investment income (69)% 4,653 15,070 (90)% 1,155 3,498 11,064 INVESTMENT RELATED EARNINGS (IRE) N/A – 8,711 N/A – – 8,711 ( - ) Unrealized performance fees N/A – (3,083) N/A – – (3,083) (+) Unrealized performance compensation 264% 10,159 2,791 201% 7,564 2,595 2,512 ( - ) Unrealized GP investment income 28% 205,533 160,777 14% 101,513 104,020 89,088 SEGMENT DISTRIBUTABLE EARNINGS 36.1% 32.0% 35.2% 37.0% 33.8% Segment DE Margin (%) (9)% 5,571 6,140 1% 2,806 2,765 2,779 (+) Depreciation and amortization (52)% 17,559 36,227 (63)% 8,169 9,390 21,804 (+) Realized financial income 12% (8,343) (7,480) 20% (4,452) (3,891) (3,722) ( - ) Leasing expenses 21% (42,006) (34,762) 1% (20,972) (21,034) (20,758) ( - ) Other items² 145% (2,142) (873) 196% (1,828) (314) (618) ( - ) Non - operational expenses³ 65% (37,322) (22,614) 18% (15,629) (21,693) (13,236) ( - ) Income taxes (excluding related to unrealized fees and income) N/A (15,399) – N/A (8,101) (7,298) – ( - ) Minority Interest ⁴ (10)% 123,451 137,415 (18)% 61,506 61,945 75,337 DISTRIBUTABLE EARNINGS (DE) 21.0% 25.5% 20.7% 21.3% 26.4% DE Margin (%) (13)% 1.88 2.17 (21)% 0.94 0.95 1.19 DE per share (R$/share)⁵ 224% 2,103 650 329% 1,811 292 422 (+) Non - operational expenses (including Income Tax effect) (9)% 125,554 138,065 (16)% 63,317 62,237 75,759 ADJUSTED DISTRIBUTABLE EARNINGS⁶ 21.4% 25.6% 21.3% 21.4% 26.6% Adjusted DE Margin (%) (12)% 1.92 2.18 (19)% 0.96 0.95 1.20 Adjusted DE per share 7 (R$/share) See notes and definitions at end of document Second Quarter 2026 Segment Earnings

7 78% 18% 8% (1)% (2)% Capital Formation & Appreciation 2Q’26 LTM Global IP&S Credit Real Assets Equities Private Equity 230 264 274 30 37 43 16 16 15 12 15 15 16 15 14 304 347 361 2Q'25 1Q'26 2Q'26 Global IP&S Credit Equities Real Assets Private Equity Total Assets Under Management and Advisory AuM 2Q’26 vs 1Q’26 vs. 2Q’25 ( R$bn ) • Total assets under management and advisory (AuM¹) of R$361.2 billion, up 19% year - over - year, driven by capital formation and appreciation across Global IP&S, Credit and Real Assets and the acquisitions of Verde and BACS • AuM growth of 4% in the quarter was pushed by portfolio appreciation across Global IP&S and Credit, as well as the acquisition of BACS. The quarter was negatively impacted by FX variation, capital returns in TPD Alternative and outflows in TPD Liquid • Capital subscriptions of R$0.8 billion in the quarter across SPS IV, MAV IV and Lacan IV, new vintages currently in the fundraising phase R$53.2 billion See notes and definitions at end of document

8 Vinci Compass recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when i s h ighly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$1.7 million as of the end of the second quarter of 2026 booked as unre ali zed performance fees in the company’s balance sheet. Accrued performance fees shown for Private Equity funds of R$70.2 million, Credit funds of R$52.5 million and Real Assets funds of R$4.8 million, as o f t he end of the second quarter of 2026, have not been booked as unrealized performance fees in the company’s balance sheet. Additional Capital Detail 54% 41% 5% • Total performance fee eligible AUM (PEAUM) of R$45.4 billion in the 2Q’26 • Our PEAUM is distributed across three different types of indexes: Preferred Return with Catch - Up¹, Preferred Return² and Hurdle³ • Gross accrued performance fees of R$129.2 million in the 2Q’26 Performance Eligible AUM R$129 mm 24% 22% 20% 19% 15% Private Equity Credit Equities Global IP&S Real Assets Gross Accrued Performance Fees R$45 bn

9 Fee Related Revenues Management fees were R$252.2 million in the 2Q’26, up 29% year - over - year. The increase was driven by inorganic growth from the Verde and BACS transactions and organic growth across Credit and Global IP&S Fee Related Revenues 2Q’26 vs. 2Q’25 ( R$mm ) Fee Related Revenues 2Q’26 YTD vs. 2Q’25 YTD ( R$mm ) Advisory fees totaled R$9.0 million in the 2Q’26, down 65% year - over - year. Upfront fees charged by Third Party Distribution Alternative business vary based on the timing of commitments. In addition, revenues from the Corporate Advisory segment declined due to quieter deal activity amid a high - interest rate environment with electoral uncertainties Fee Related Revenues of R$544.4 million in the 2Q’26 YTD, up 17% YoY. The growth was driven by Verde and BACS acquisitions and continued fundraising momentum across different countries and strategies +17% +17% 196 252 26 9 11 11 233 272 2Q'25 2Q'26 Management fees Advisory fees Other revenues 391 497 51 25 22 22 464 544 2Q'25 YTD 2Q'26 YTD Management fees Advisory fees Other revenues

10 14 9 (3) (8) 11 1 2Q'25 2Q'26 65 89 2Q'25 2Q'26 5 4 2Q'25 2Q'26 Financial Metrics 2Q’26 overview Fee Related Earnings (FRE) of R$88.7 million and R$1.35/share • FRE growth was driven by higher management fees, reflecting the contribution of Verde and BACS, as well as organic growth across Credit and Global IP&S, with FRE margin at 33% Performance Related Earnings (PRE) of R$4.1 million and R$0.06/share • Realized performance fees in Credit, Equities and Global IP&S segments. The year - over - year comparison was impacted by higher performance fees in Equities in the 2Q’25, supported by stronger local stock market performance in the period Investment Related Earnings (IRE) of R$1.2 million and R$0.02/ share Fee Related Earnings (FRE) (R$mm) +36% 33% 28% 1.03 1.35 (11)% Performance Related Earnings (PRE) ( R$mm ) 56% 56% • IRE in the 2Q’26 was driven by REITs dividends and a Real Estate closed - end fund realization, partially offset by a decrease in Real Estate funds’ mark - to - market. In the 2Q’25, IRE benefited from the FIP Infra Transmissão contribution, following the conclusion of the fund’s cycle Investment Related Earnings (IRE) ( R$mm ) % FRE margin FRE per share % PRE margin (90)% Realized GP Investment Income Unrealized GP Investment Income

11 18 15 (3) (10) 15 5 2Q'25 YTD 2Q'26 YTD 6 6 2Q'25 YTD 2Q'26 YTD 131 185 2Q'25 YTD 2Q'26 YTD Financial Metrics 2Q’26 YTD overview Fee Related Earnings (FRE) of R$185.0 million and R$2.82/ share • The contribution of Verde for the full period and BACS in June 2026, alongside organic fundraising throughout 2Q’26 YTD, led to higher FRE in the period with FRE margin reaching 34% Performance Related Earnings (PRE) of R$5.8 million and R$0.09/ share • Both periods recorded performance fees from liquid funds across Credit, Equities and Global IP&S, with performance fees in Equities slightly higher in the 2Q’25 YTD than in the 2Q’26 YTD due to stronger local stock market performance Investment Related Earnings (IRE) of R$4.7 million and R$0.07/ share • The 2Q’26 YTD was supported by Real Estate contributions, including a higher one - off REIT dividend distribution and the realization of a closed - end fund, partially offset by lower fair value marks. The 2Q’25 YTD was positively impacted by the realization of the FIP Infra Transmissão fund +41% % FRE margin FRE per share Fee Related Earnings (FRE) ( R$mm ) 34% 28% 2 .07 2.82 Performance Related Earnings (PRE) ( R$mm ) 56% 56% (10)% % PRE margin Investment Related Earnings (IRE) (R$mm) (69)% Realized GP Investment Income Unrealized GP Investment Income

12 138 126 2Q'25 YTD 2Q'26 YTD 76 63 2Q'25 2Q'26 Adjusted Distributable Earnings (Adj. DE) See notes and definitions at end of document Adj. DE 2Q’26 vs. 2Q’25 ( R$mm ) 21% 27% 1 .20 0.96 Adj. DE 2Q’26 YTD vs. 2Q’25 YTD ( R$mm ) 21% 26% 2.18 1.92 Adj. DE per share % Adj. DE margin Adj. DE per share % Adj. DE margin (9)% (16)% Adj. DE in the 2Q’26 and in the 2Q’26 YTD was impacted primarily by the decline in realized financial income as capital calls have transferred this capital to private funds from liquid funds. In addition, lower realized performance fees and realized IRE, mainly reflecting the FIP Infra Transmissão realization in the 2Q'25, also affected the year - over - year comparison Realized financial income decreased 63% year - over - year in the 2Q’26 and 52% year - over - year in the 2Q’26 YTD, as capital calls from IRE commitments reduced the cash position. Going forward, proprietary funds remain in the investment phase and are expected to continue drawing capital according to their capital call schedules

13 21% 19% 17% 20% 15% 5% 3% Fair Value of Investments - IRE Commitment Balance Sheet Highlights & IRE Commitments 2Q'26 1Q'26 (IN R$ MILLIONS, UNLESS MENTIONED) 225.0 208.5 Cash and cash equivalents¹ 1,061.1 1,110.6 Net Investments 171.4 242.3 Liquid funds² 890.4 868.4 IRE Commitments³ (561.7) (565.2) Debt obligations 4 725.1 754.0 Net Cash and Investments 11.04 11.53 Net Cash and Net Investments per share⁵ (R$/share) Net Cash and Investments of R$725.1 million in the 2Q’26, including cash and cash equivalents, investments in liquid funds, IRE Commitments and debt obligations R$ 890.4 mm 25% 24% 15% 15% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Committed R$1.5 billion

14 868.4 55.8 (23.5) (9.8) (0.4) 890.4 1Q'26 Capital Called Principal Returned Gross Capital Gain Returned Appreciation 2Q'26 See notes and definitions at end of document IRE Proprietary Fund Commitments Fair Value of Investments (R$ mm) IRE Commitments Overview Per share R$13.56 R$13.27 Total Capital Committed R$1,498.1 million Total Capital Called R$963.8 million Fair Value of Investments R$890.4 million Accum . Capital Returned R$243.3 million As of 2Q’26, Vinci Compass had R$1,498.1 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate Total capital called of R$963.8 million, representing 64.3% of the total capital committed to proprietary funds as of June 30, 2026 Fair Value of Investments account for R$890.4 million

15 Segment Highlights

16 41% 23% 17% 16% 4% (1)% 38% 23% 16% 19% 5% (1)% Global IP&S Credit Private Equity Real Assets Equities Corporate Advisory Financials by Segment Fee Related Earnings (FRE) 2Q’26 YTD by Segment Segment Distributable Earnings (DE) 2Q’26 YTD by Segment Fee Related Earnings (FRE) were R$185.0 million in the 2Q’26 YTD, with 41% of FRE coming from Global IP&S, Credit accounting for 23%, Private Equity with 17%, followed by Real Assets with 16%, Equities accounting for 4% and Corporate Advisory for negative 1% Segment Distributable Earnings (DE) were R$205.5 million in the 2Q’26 YTD, with 38% coming from Global IP&S, followed by Credit with 23%, Real Assets with 19%, Private Equity accounting for 16%, Equities for 5% and Corporate Advisory for negative 1% R$206 mm R$185 mm

17 TPD Liquid 48% TPD Alternative 27% Global Solutions 8% Separate Mandates 7% Multi - strategy 5% Advisory & Execution 3% Other 2% Global IP&S AUM Breakdown by Strategy See notes and definitions at end of document Global Investment Products & Solutions (Global IP&S) R$274 bn AuM Management fees of R$101.7 million in the 2Q’26, up 70% year - over - year, driven by the acquisition of Verde and the fundraising momentum in TPD Liquid and Global Solutions over the last twelve months Advisory fees of R$7.1 million in the 2Q’26, down 60% year - over - year, coming from upfront fees¹ charged in TPD² Alternative strategy. These fees can vary significantly across quarters depending on the timing of commitments AuM ended the 2Q’26 at R$274.0 billion, up 19% year - over - year and 4% quarter - over - quarter. In the quarter, portfolio appreciation and inflows in TPD Alternative and Global Solutions were partially offset by capital returns in TPD Alternative, outflows in TPD Liquid and local funds, and FX variation in U.S. dollar - denominated Global IP&S funds ∆ YoY (%) 2Q'26 YTD 2Q'25 YTD ∆ YoY (%) 2Q'26 1Q'26 2Q'25 (R$ THOUSANDS, UNLESS MENTIONED) 64% 205,550 125,316 70% 101,717 103,833 59,691 Net revenue from management fees (47)% 21,053 40,074 (60)% 7,085 13,968 17,527 Net revenue from advisory fees 2% 22,230 21,833 4% 11,190 11,040 10,748 Other revenues 33% 248,833 187,223 36% 119,992 128,841 87,966 Total Fee Related Revenues 73% (21,017) (12,140) 89% (11,040) (9,977) (5,841) Segment personnel expenses 50% (23,186) (15,426) 37% (11,504) (11,682) (8,383) Other G&A expenses 8% (20,733) (19,122) 9% (10,532) (10,201) (9,683) Placement Fee Amortization and Rebates (12)% (71,940) (82,017) (8)% (36,694) (35,246) (39,995) Corporate center expenses 42% (35,484) (25,017) 39% (16,158) (19,326) (11,598) Bonus compensation related to management and advisory 12% (172,361) (153,722) 14% (85,929) (86,432) (75,501) Total Fee Related Expenses 128% 76,471 33,501 173% 34,062 42,409 12,466 FEE RELATED EARNINGS (FRE) 30.7% 17.9% 28.4% 32.9% 14.2% FRE Margin (%) 11% 2,032 1,830 146% 1,320 712 536 Net revenue from performance fees 11% 2,032 1,830 146% 1,320 712 536 Realized performance fees N/A – – N/A – – – Unrealized performance fees 6% (879) (828) 113% (566) (313) (265) Performance based compensation 15% 1,153 1,003 179% 754 399 270 PERFORMANCE RELATED EARNINGS (PRE) 56.7% 54.8% 57.1% 56.0% 50.5% PRE Margin (%) (44)% 388 692 (93)% 28 360 397 (+) Realized GP investment income (62)% (260) (689) 694% (974) 714 (123) (+) Unrealized GP investment income 3,324% 128 4 N/A (946) 1,074 274 INVESTMENT RELATED EARNINGS (IRE) (62)% 260 689 694% 974 (714) 123 ( - ) Unrealized GP investment income N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation 122% 78,012 35,196 165% 34,844 43,168 13,133 SEGMENT DISTRIBUTABLE EARNINGS 31.0% 18.5% 28.7% 33.2% 14.8% Segment DE Margin (%) 19% 272,544 228,773 19% 272,544 262,178 228,773 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.18% 0.13% 0.18% 0.18% 0.13% AVERAGE FEE RATE (%) 23% 224,689 182,317 23% 224,689 213,452 182,317 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX - UPFRONTS 4 0.22% 0.16% 0.22% 0.22% 0.16% AVERAGE FEE RATE (%) EX - UPFRONTS

18 Local Currency High Grade & High Yield 43% Hard Currency High Grade & High Yield 23% Real Estate & Infrastructure Credit 11% Structured Credit & Confirming 9% Opportunistic Capital Solutions 7% Diversified Private Credit 4% Agribusiness 3% Credit AuM Breakdown by Strategy Credit R$43 bn AuM Fee Related Earnings (FRE) in the 2Q’26 increased 101% year - over - year, driven by strong fundraising, particularly from SPS IV, which generated catch - up fees, and MAV IV. The growth was also supported by the Verde contribution during the full period and the one - month contribution from BACS The launch of MAV IV and new commitments in SPS IV resulted in over R$500 million in capital subscriptions in the 2Q’26. Capital formation and appreciation in the period totalled R$2.0 billion, reflecting the continued strength of our one - stop - shop credit platform across both local - to - local and cross - border strategies ∆ YoY (%) 2Q'26 YTD 2Q'25 YTD ∆ YoY (%) 2Q'26 1Q'26 2Q'25 (R$ THOUSANDS, UNLESS MENTIONED) 26% 135,697 107,336 34% 73,125 62,572 54,518 Net revenue from management fees N/A – – N/A – – – Net revenue from advisory fees N/A – – N/A – – – Other revenues 26% 135,697 107,336 34% 73,125 62,572 54,518 Total Fee Related Revenues 2% (13,990) (13,779) 4% (7,218) (6,772) (6,928) Segment personnel expenses 15% (6,586) (5,752) (4)% (3,073) (3,513) (3,191) Other G&A expenses 25% (19,495) (15,590) 45% (10,919) (8,576) (7,525) Placement fee amortization and rebates 3% (35,192) (34,330) 10% (18,886) (16,306) (17,207) Corporate center expenses 15% (18,644) (16,213) 22% (10,001) (8,643) (8,196) Bonus compensation related to management and advisory 10% (93,908) (85,664) 16% (50,098) (43,810) (43,047) Total Fee Related Expenses 93% 41,790 21,673 101% 23,028 18,762 11,471 FEE RELATED EARNINGS (FRE) 30.8% 20.2% 31.5% 30.0% 21.0% FRE Margin (%) (6)% 4,242 4,522 (9)% 4,081 161 4,507 Net revenue from performance fees (6)% 4,242 4,522 (9)% 4,081 161 4,507 Realized performance fees N/A – – N/A – – – Unrealized performance fees (6)% (1,844) (1,961) (9)% (1,782) (62) (1,959) Performance based compensation (6)% 2,397 2,561 (10)% 2,298 99 2,548 PERFORMANCE RELATED EARNINGS (PRE) 56.5% 56.6% 56.3% 61.5% 56.5% PRE Margin (%) 23% 4,046 3,292 32% 2,396 1,650 1,816 (+) Realized GP investment income N/A (1,070) 8,736 N/A (246) (824) 4,703 (+) Unrealized GP investment income (75)% 2,976 12,028 (67)% 2,150 826 6,519 INVESTMENT RELATED EARNINGS (IRE) N/A 1,070 (8,736) N/A 246 824 (4,703) ( - ) Unrealized GP investment income N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation 75% 48,233 27,527 75% 27,722 20,511 15,835 SEGMENT DISTRIBUTABLE EARNINGS 33.5% 23.9% 34.8% 31.9% 26.0% Segment DE Margin (%) 41% 42,051 29,908 41% 42,051 36,232 29,908 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.74% 0.76% 0.77% 0.71% 0.76% AVERAGE FEE RATE (%) Total AuM of R$42.5 billion, up 40% year - over - year

19 VCP III 54% VCP IV 22% VCP II 14% VIR IV 7% Other 3% Private Equity AuM Breakdown by Flagship Private Equity R$14 bn AuM Fee Related Earnings (FRE) of R$14.3 million in the 2Q’26 and R$31.2 million in the 2Q’26 YTD. The decrease in both periods reflects the combined impact of FX variation and lower management fees from funds entering divestment period The VCP team continues to source new investment opportunities for Fund IV and pursue exits across Funds II and III, as the VIR team is concentrated on structuring the next impact investing vintage, VIR V ∆ YoY (%) 2Q'26 YTD 2Q'25 YTD ∆ YoY (%) 2Q'26 1Q'26 2Q'25 (R$ THOUSANDS, UNLESS MENTIONED) (11)% 55,307 62,005 (11)% 27,290 28,017 30,710 Net revenue from management fees N/A – – N/A – – – Net revenue from advisory fees N/A – – N/A – – – Other revenues (11)% 55,307 62,005 (11)% 27,290 28,017 30,710 Total Fee Related Revenues 14% (2,686) (2,346) 18% (1,395) (1,291) (1,178) Segment personnel expenses (26)% (1,615) (2,191) (6)% (1,312) (303) (1,393) Other G&A expenses (3)% (708) (730) (3)% (352) (356) (363) Placement fee amortization and rebates (5)% (11,919) (12,550) (4)% (6,229) (5,690) (6,518) Corporate center expenses 0% (7,154) (7,134) 3% (3,752) (3,402) (3,636) Bonus compensation related to management and advisory (3)% (24,081) (24,949) (0)% (13,040) (11,041) (13,088) Total Fee Related Expenses (16)% 31,226 37,055 (19)% 14,250 16,976 17,622 FEE RELATED EARNINGS (FRE) 56.5% 59.8% 52.2% 60.6% 57.4% FRE Margin (%) N/A – – N/A – – – Net revenue from performance fees N/A – – N/A – – – Realized performance fees N/A – – N/A – – – Unrealized performance fees N/A – – N/A – – – Performance based compensation N/A – – N/A – – – PERFORMANCE RELATED EARNINGS (PRE) N/A N/A N/A N/A N/A PRE Margin (%) (56)% 737 1,692 (56)% 737 – 1,692 (+) Realized GP investment income (77)% (2,658) (11,543) (58)% (2,253) (405) (5,316) (+) Unrealized GP investment income (80)% (1,921) (9,851) (58)% (1,516) (405) (3,624) INVESTMENT RELATED EARNINGS (IRE) (77)% 2,658 11,543 (58)% 2,253 405 5,316 ( - ) Unrealized GP investment income N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation (18)% 31,964 38,747 (22)% 14,988 16,976 19,314 SEGMENT DISTRIBUTABLE EARNINGS 57.0% 60.8% 53.5% 60.6% 59.6% Segment DE Margin (%) (9)% 11,524 12,710 (9)% 11,524 12,287 12,710 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.97% 1.00% 0.98% 0.96% 1.01% AVERAGE FEE RATE (%) AuM ended the 2Q’26 at R$14.2 billion, down 5% quarter - over - quarter. The quarter was impacted by capital returns across different vintages, FX variation and a decrease in mark - to - market, following the listing of a VCP III portfolio company on the NYSE with subsequent stock price depreciation during the first half of 2026

20 Total AuM of R$15.5 billion, flat year - over - year Brazil 72% Chile 18% Mexico 3% Argentina 3% LatAm 2% Global 2% Equities AuM Breakdown by Strategy Equities R$15 bn AuM Fee Related Revenues of R$21.1 million in the 2Q’26, up 13% YoY. The growth was driven by the contribution of Verde and portfolio appreciation over the last twelve months Equities AuM in the quarter reflected the combined effect of the BACS acquisition, local stock market depreciation, net outflows amid macro volatility and FX variation ∆ YoY (%) 2Q'26 YTD 2Q'25 YTD ∆ YoY (%) 2Q'26 1Q'26 2Q'25 (R$ THOUSANDS, UNLESS MENTIONED) 13% 42,447 37,480 13% 21,091 21,356 18,686 Net revenue from management fees N/A – – N/A – – – Net revenue from advisory fees N/A – – N/A – – – Other revenues 13% 42,447 37,480 13% 21,091 21,356 18,686 Total Fee Related Revenues 20% (6,308) (5,238) 11% (3,302) (3,006) (2,969) Segment personnel expenses 8% (3,904) (3,618) 26% (1,892) (2,012) (1,497) Other G&A expenses 9% (3,214) (2,953) 25% (1,751) (1,463) (1,402) Placement fee amortization and rebates 9% (12,755) (11,692) 7% (6,430) (6,325) (5,991) Corporate center expenses 56% (8,069) (5,163) 48% (3,861) (4,208) (2,601) Bonus compensation related to management and advisory 19% (34,250) (28,663) 19% (17,236) (17,014) (14,460) Total Fee Related Expenses (7)% 8,197 8,817 (9)% 3,855 4,342 4,226 FEE RELATED EARNINGS (FRE) 19.3% 23.5% 18.3% 20.3% 22.6% FRE Margin (%) (22)% 3,960 5,066 (41)% 1,943 2,017 3,299 Net revenue from performance fees (22)% 3,960 5,066 (41)% 1,943 2,017 3,299 Realized performance fees N/A – – N/A – – – Unrealized performance fees (20)% (1,762) (2,212) (39)% (866) (896) (1,426) Performance based compensation (23)% 2,199 2,854 (42)% 1,078 1,121 1,873 PERFORMANCE RELATED EARNINGS (PRE) 55.5% 56.3% 55.5% 55.6% 56.8% PRE Margin (%) N/A – – N/A – – – (+) Realized GP investment income (100)% – 3,790 (100)% – – 1,997 (+) Unrealized GP investment income (100)% – 3,790 (100)% – – 1,997 INVESTMENT RELATED EARNINGS (IRE) (100)% – (3,790) (100)% – – (1,997) ( - ) Unrealized GP investment income N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation (11)% 10,396 11,671 (19)% 4,933 5,463 6,099 SEGMENT DISTRIBUTABLE EARNINGS 22.4% 27.4% 21.4% 23.4% 27.7% Segment DE Margin (%) (0)% 15,444 15,502 (0)% 15,444 16,036 15,502 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.57% 0.53% 0.56% 0.57% 0.51% AVERAGE FEE RATE (%)

21 Infrastructure 44% Real Estate 42% Forestry 13% Real Assets AuM Breakdown by Strategy Real Assets Total AuM of R$15.1 billion, up 24% year - over - year R$15 bn AuM Fee Related Earnings (FRE) reached R$29.2 million in the 2Q’26 YTD, up 7% year - over - year. Excluding the catch - up fees from the VICC final closing in the 2Q’25, FRE increased 40% year - over - year, supported by higher management fees across strategies The FIP Infra Transmissão fund realization positively impacted both realized performance fees and realized GP investment income in the 2Q’25, following the conclusion of the fund’s cycle. As a result, IRE and Segment DE were higher in the 2Q’25 and in the 2Q’25 YTD compared to the same periods in 2026 ∆ YoY (%) 2Q'26 YTD 2Q'25 YTD ∆ YoY (%) 2Q'26 1Q'26 2Q'25 (R$ THOUSANDS, UNLESS MENTIONED) (2)% 58,048 58,960 (9)% 28,968 29,080 31,963 Net revenue from management fees (58)% 979 2,322 10% 519 460 473 Net revenue from advisory fees (100)% – 374 (100)% – – 197 Other revenues (4)% 59,027 61,656 (10)% 29,487 29,540 32,633 Total Fee Related Revenues (4)% (5,818) (6,040) (6)% (2,879) (2,939) (3,054) Segment personnel expenses (50)% (2,717) (5,450) (61)% (1,053) (1,664) (2,676) Other G&A expenses 10% (454) (413) N/A (227) (227) 1,181 Placement fee amortization and rebates (13)% (11,918) (13,642) (17)% (6,379) (5,539) (7,712) Corporate center expenses (0)% (8,891) (8,912) (10)% (4,358) (4,533) (4,829) Bonus compensation related to management and advisory (14)% (29,795) (34,457) (13)% (14,894) (14,901) (17,089) Total Fee Related Expenses 7% 29,232 27,199 (6)% 14,593 14,639 15,543 FEE RELATED EARNINGS (FRE) 49.5% 44.1% 49.5% 49.6% 47.6% FRE Margin (%) (11)% 1 1 (11)% 1 – 1 Net revenue from performance fees (100)% 1 8,713 (100)% 1 – 8,713 Realized performance fees (100)% – (8,711) (100)% – – (8,711) Unrealized performance fees (100)% – (32) (100)% – – (32) Performance based compensation N/A 1 (31) N/A 1 – (31) PERFORMANCE RELATED EARNINGS (PRE) 100.0% N/A 100.0% N/A (2,759.3)% PRE Margin (%) (21)% 9,641 12,184 (43)% 5,558 4,083 9,672 (+) Realized GP investment income 100% (6,171) (3,086) 8% (4,091) (2,080) (3,773) (+) Unrealized GP investment income (62)% 3,470 9,098 (75)% 1,467 2,003 5,899 INVESTMENT RELATED EARNINGS (IRE) 100% 6,171 3,086 8% 4,091 2,080 3,773 ( - ) Unrealized GP investment income (100)% – 8,711 (100)% – – 8,711 ( - ) Unrealized performance fees (100)% – (3,083) (100)% – – (3,083) (+) Unrealized performance compensation (14)% 38,873 44,981 (35)% 20,151 18,722 30,813 SEGMENT DISTRIBUTABLE EARNINGS 56.6% 54.5% 57.5% 55.7% 60.4% Segment DE Margin (%) 4% 12,473 12,026 4% 12,473 12,703 12,026 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.97% 1.05% 0.97% 0.97% 1.13% AVERAGE FEE RATE (%)

22 Corporate Advisory Fee Related Earnings (FRE) and Segment Distributable Earnings totaled negative R$1.1 million in the 2Q’26 ∆ YoY (%) 2Q'26 YTD 2Q'25 YTD ∆ YoY (%) 2Q'26 1Q'26 2Q'25 (R$ THOUSANDS, UNLESS MENTIONED) N/A – – N/A – – – Net revenue from management fees (64)% 3,082 8,677 (82)% 1,443 1,639 8,220 Net revenue from advisory fees N/A – – N/A – – – Other revenues (64)% 3,082 8,677 (82)% 1,443 1,639 8,220 Total Fee Related Revenues 20% (1,521) (1,265) 9% (775) (746) (712) Segment personnel expenses (10)% (375) (418) (12)% (251) (124) (284) Other G&A expenses N/A – – N/A – – – Placement fee amortization and rebates 28% (2,437) (1,905) 23% (1,309) (1,128) (1,061) Corporate center expenses (72)% (693) (2,433) (90)% (233) (460) (2,267) Bonus compensation related to management and advisory (17)% (5,027) (6,020) (41)% (2,568) (2,459) (4,323) Total Fee Related Expenses N/A (1,945) 2,657 N/A (1,125) (820) 3,897 FEE RELATED EARNINGS (FRE) (63)% 31% (78)% (50)% 47% FRE Margin (%) N/A (1,945) 2,657 N/A (1,125) (820) 3,897 SEGMENT DISTRIBUTABLE EARNINGS (63)% 31% (78)% (50)% 47% Segment DE Margin (%) In an environment of high - interest rates and electoral uncertainties, M&A and debt structuring activity has been more subdued. Against this backdrop, the Corporate Advisory team is working on an extensive pipeline of opportunities for the second half of 2026

23 Supplement Details

24 See notes and definitions at end of document AuM¹ Rollforward Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 346,803 15,427 16,086 14,975 36,813 263,503 Beginning balance 468 (109) – (93) 429 241 (+/ - ) Capital Subscription / (Capital Return) 811 28 – – 542 241 (+) Capital Subscription (343) (137) – (93) (113) – ( - ) Capital Return 4,009 – 30 – 3,979 – (+) Acquisitions (5,250) (5) (64) – 513 (5,694) (+/ - ) Net Inflow / Outflow (2,245) (35) (36) (17) (195) (1,962) (+/ - ) FX Variation 17,409 (212) (526) (695) 964 17,877 (+/ - ) Appreciation / (Depreciation) 361,195 15,066 15,490 14,170 42,503 273,965 Ending balance For the Three Months Ended June 30, 2026 Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 304,057 12,123 15,552 15,769 30,459 230,155 Beginning balance 2,608 2,180 – (208) 401 235 (+/ - ) Capital Subscription / (Capital Return) 4,570 3,155 – 1 1,172 241 (+) Capital Subscription (1,962) (976) – (209) (771) (6) ( - ) Capital Return 19,603 – 651 – 4,495 14,458 (+) Acquisitions 12,433 (14) (2,912) – 5,556 9,802 (+/ - ) Net Inflow / Outflow (13,682) (229) (268) (108) (1,209) (11,868) (+/ - ) FX Variation 36,176 1,006 2,467 (1,282) 2,801 31,184 (+/ - ) Appreciation / (Depreciation) 361,195 15,066 15,490 14,170 42,503 273,965 Ending balance For the Twelve Months Ended June 30, 2026

25 See notes and definitions at end of document Fee - Earning AuM¹ Rollforward Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 339,435 12,703 16,036 12,287 36,232 262,178 Beginning balance 468 (109) – (93) 429 241 (+/ - ) Capital Subscription / (Capital Return) 811 28 – – 542 241 (+) Capital Subscription (343) (137) – (93) (113) – ( - ) Capital Return 4,009 – 30 – 3,979 – (+) Acquisitions (5,196) (5) (65) – 645 (5,770) (+/ - ) Net Inflow / Outflow (2,205) (13) (36) (7) (191) (1,957) (+/ - ) FX Variation 17,525 (102) (520) (662) 958 17,852 (+/ - ) Appreciation / (Depreciation) 354,036 12,473 15,444 11,524 42,051 272,544 Ending balance For the Three Months Ended June 30, 2026 Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 298,920 12,026 15,502 12,710 29,908 228,773 Beginning balance (75) (494) – (208) 392 235 (+/ - ) Capital Subscription / (Capital Return) 1,886 482 – – 1,163 241 (+) Capital Subscription (1,960) (976) – (208) (771) (6) ( - ) Capital Return 19,603 – 651 – 4,495 14,458 (+) Acquisitions 12,166 (14) (2,901) – 5,396 9,686 (+/ - ) Net Inflow / Outflow (13,453) (66) (267) (99) (1,185) (11,837) (+/ - ) FX Variation 36,874 1,021 2,459 (880) 3,045 31,229 (+/ - ) Appreciation / (Depreciation) 354,036 12,473 15,444 11,524 42,051 272,544 Ending balance For the Twelve Months Ended June 30, 2026

26 Investment records – Credit and Equities Funds Hurdle Rate Market Comparison 24 M 12 M YTD 2Q’26 NAV¹ (R$ millions) Segment Fund or Strategy IPCA + Yield IMA - B IPCA + Yield IMA - B 29.5% 12.3% 1.2% (6.5)% 228.2 Equities Vinci Total Return² IBOV IBOV 32.8% 20.5% 7.2% (4.8)% 871.3 Equities Mosaico Strategy³ IBOV IBOV 38.4% 21.8% 6.8% (6.9)% 342.1 Equities Vinci Gas Dividendos FIA N/A S&P/BMV IPC 54.1% 24.2% 9.9% 1.2% 255.0 Equities Compass CRECE+ N/A S&P MERVAL 97.3% 56.2% 5.1% 6.4% 367.4 Equities Compass Crecimiento N/A N/A 58.1% 27.9% (0.6)% (0.6)% 1,770.5 Equities Compass Small Cap Chile IPCA + 6% IPCA 21.1% 9.9% 5.6% 2.0% 659.0 Credit Vinci Crédito Imobiliário II IPCA + 6% IPCA 20.9% 11.3% 4.9% 1.3% 479.4 Credit Vinci Energia Sustentável IPCA + 5% CDI 26.3% 12.2% 6.1% 2.8% 294.0 Credit Vinci Crédito Multiestratégia N/A CEMBI Broad Div 17.3% 7.6% 2.8% 2.9% 5,577.6 Credit Compass Latam Corporate Debt Fund N/A CEMBI Broad Div HY 18.3% 7.8% 4.5% 3.6% 1,810.6 Credit Compass Latam High Yield USD N/A PIP Cetes 28D 19.1% 7.8% 3.6% 1.7% 3,335.2 Credit Compass I+LIQG N/A CDI 29.7% 15.0% 6.9% 3.4% 1,387.2 Credit Compass Credit Selection CDI CDI 30.3% 15.1% 7.5% 3.9% 1,764.3 Credit Compass Yield 30 N/A N/A 19.0% 7.6% 3.6% 1.5% 573.7 Credit Compass Deuda Plus N/A CEMBI Broad Div 8.1% 3.1% 0.8% 1.1% 698.9 Credit Compass Renta Fija - B See notes and definitions at end of document 24 M 12 M YTD 2Q’26 Benchmark 27.4% 13.0% 7.3% 3.7% IPCA 4 + Yield IMA - B 5 38.8% 23.9% 6.8% (8.2)% IBOV 6 37.0% 20.6% 5.8% (1.0)% S&P/BMV IPC 7 96.3% 54.7% 3.8% 5.7% S&P MERVAL 8 28.7% 14.8% 6.8% 3.3% CDI 9 10.2% 4.6% 3.4% 1.4% IPCA 17.1% 8.1% 3.4% 3.3% CEMBI Broad Div 10 19.9% 9.8% 5.2% 3.9% CEMBI Broad Div HY 11 18.7% 7.6% 3.4% 1.7% PIP Cetes 28D 12

27 Investment records – Global IP&S and Real Assets Funds See notes and definitions at end of document 24 M 12 M YTD 2Q’26 Benchmark 28.7% 14.8% 6.8% 3.3% CDI 2 22.2% 12.1% 6.5% 2.5% IMA - B 3 10.2% 4.6% 3.4% 1.4% IPCA 4 14.4% 10.0% 1.5% (1.0)% IFIX 5 Hurdle Rate Market Comparison 24 M 12 M YTD 2Q’26 NAV¹ (R$ millions) Segment Fund or Strategy CDI CDI 25.2% 13.0% 6.0% 3.0% 37.8 Global IP&S Vinci Multiestratégia FIM CDI CDI 23.9% 10.5% 4.5% 2.1% 97.9 Global IP&S Atlas Strategy IMA - B IMA - B 24.4% 14.4% 7.3% 3.4% 610.5 Global IP&S Vinci Valorem FIM N/A IPCA 18.9% 11.6% 5.7% 2.5% 515.7 Global IP&S Equilibrio Strategy IMA - B IMA - B 21.2% 16.1% 8.9% 3.0% 85.6 Global IP&S Vinci Retorno Real FIM IPCA + 6% IFIX 9.2% 11.7% 1.4% (1.2)% 3,044.9 Real Assets (listed REIT) VISC11 IPCA + 6% IFIX 36.0% 20.4% (1.1)% (2.8)% 1,405.9 Real Assets (listed REIT) VILG11 IPCA + 6% IFIX (14.6)% 3.9% (2.9)% (4.0)% 386.4 Real Assets (listed REIT) VINO11 IPCA + 6% IFIX 30.5% 31.6% 13.7% 20.4% 62.8 Real Assets (listed REIT) VIUR11 IPCA + X% IFIX 12.0% 11.9% 6.0% 1.5% 126.2 Real Assets (listed REIT) VCRI11 CDI + 1% IFIX 5.0% 1.8% 0.3% 0.2% 394.7 Real Assets (REIT) VICA11 IFIX IFIX 16.6% 9.7% 1.6% (1.7)% 42.1 Real Assets (REIT) VINCI FOF IMOBILIARIO FIM CP N/A N/A (22.9)% 40.2% 13.1% 4.9% 441.5 Real Assets (listed REIT) VIGT11

28 See notes and definitions at end of document Investment records – Closed End funds Pro Forma Historical Portfolio Performance¹ Gross IRR Gross IRR Gross MOIC Gross MOIC Total Value Unrealized Realized or Partially Realized Invested Capital Committed Capital Vintage year Segment Fund (USD) (BRL) (USD) (BRL) (R$mm) (R$mm) (R$mm) (R$mm) (R$mm) 77.2% 71.5% 4.0x 4.3x 5,185 54 5,131 1,206 1,415 2004 Private Equity Fund 1 (3.5%) 3.9% 0.7x 1.4x 3,700 1,661 2,039 2,700 2,200 2011 Private Equity VCP II 13.4% 15.6% 1.7x 1.8x 4,767 4,449 318 2,572 4,000 2018 Private Equity VCP III 50.1% 44.9% 1.3x 1.3x 1,588 1,588 – 1,177 3,879 2022 Private Equity VCP IV 67.3% 61.3% 1.8x 2.0x 15,240 7,752 7,488 7,655 11,494 Private Equity VCP Strategy² 30.5% 22.0% 2.6x 2.1x 26 – 26 13 36 2003 Private Equity NE Empreendedor³ 13.4% 20.0% 1.8x 2.3x 314 20 294 134 240 2017 Private Equity Nordeste III 22.5% 20.3% 1.6x 1.3x 1,106 918 188 754 1,000 2020 Private Equity VIR IV 26.0% 21.1% 1.6x 1.7x 1,446 939 507 901 1,276 Private Equity VIR Strategy⁴ 19.2% 25.6% 1.8x 2.3x 379 18 361 207 128 2018 Credit SPS I 23.0% 22.5% 2.3x 2.2x 1,798 581 1,217 1,091 671 2020 Credit SPS II 24.2% 23.9% 2.4x 2.4x 2,550 1,561 988 1,745 1,071 2021 Credit SPS III 32.1% 23.3% 2.1x 2.0x 481 468 13 436 1,561 2025 Credit SPS IV 23.0% 23.4% 2.2x 2.2x 5,208 2,629 2,579 3,478 3,431 Credit SPS Strategy⁵ 21.8% 19.3% 1.5x 1.5x 249 64 185 165 165 2022 Credit MAV I 16.8% 19.4% 1.5x 1.3x 276 205 71 205 205 2023 Credit MAV II N.M. N.M. N.M. N.M. 193 170 24 167 125 2025 Credit MAV III N.M. N.M. N.M. N.M. 321 314 7 313 313 2026 Credit MAV IV 19.0% 19.4% 1.5x 1.4x 1,039 753 287 850 808 Credit MAV Strategy⁶ 2.8% 10.6% 1.3x 2.3x 571 315 255 253 253 2012 Real Assets Lacan Florestal I 6.1% 10.4% 1.5x 1.9x 691 566 125 356 356 2016 Real Assets Lacan Florestal II 10.4% 11.1% 1.4x 1.4x 647 647 – 465 502 2020 Real Assets Lacan Florestal III 27.3% 21.6% 1.4x 1.3x 274 274 – 216 260 2023 Real Assets Lacan Florestal IV 6.2% 12.6% 1.4x 1.7x 2,182 1,802 380 1,290 1,371 Real Assets Lacan Strategy⁷ 40.4% 55.5% 2.7x 3.6x 375 9 367 104 211 2017 Real Assets FIP Transmissão⁸ 13.1% 13.7% 1.5x 1.5x 528 528 – 350 386 2021 Real Assets VIAS⁹ 14.2% 7.7% 1.2x 1.1x 169 169 – 151 1,784 2022 Real Assets VICC¹⁰ 10.0% 10.1% 1.3x 1.3x 457 416 40 349 422 2021 Real Assets VFDL¹¹ N.M. N.M. 1.2x 1.2x 1,745 1,649 96 1,451 1,848 2022 Credit Vinci Credit Infra¹²

29 See notes and definitions at end of document Shareholder Dividends & Share Summary 2Q’26 1Q’26 4Q'25 3Q'25 2Q'25 1Q'25 4Q'24 3Q'24 ($ in thousands) 63,317 62,237 81,288 73,092 75,759 62,306 73,946 57,104 Adjusted Distributable Earnings (R$) 12,424 12,702 15,605 13,645 13,964 11,027 12,804 9,872 Adjusted Distributable Earnings (US$)¹ 0.19 0.19 0.24 0.22 0.22 0.17 0.20 0.19 Adjusted DE per Common Share (US$)² 0.17 0.17 0.17 0.15 0.15 0.15 0.15 0.16 Actual Dividend per Common Share (US$)³ 2Q’26 1Q’26 4Q'25 3Q'25 2Q'25 1Q'25 4Q'24 3Q'24 VINP Shares Shares Repurchased - - - - 173,762 683,148 607,643 374,834 # of Shares - - - - 9.47 10.07 10.28 10.38 Average Cost (US$/share) - - - - 1,645,210 6,879,698 6,246,577 3,890,849 Capital Deployed (US$) 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class B 51,184,744 50,955,859 50,955,859 48,778,420 48,778,420 48,896,968 49,580,116 38,404,375 Class A⁴ 65,650,983 65,422,098 65,422,098 63,244,659 63,244,659 63,363,207 64,046,355 52,870,614 Common Shares Vinci Compass generated R$0.96 or US$0.19¹ of Adjusted Distributable Earnings per common share² for the 2Q’26. The company de cla red a quarterly dividend of US$0.17 per common share to record holders as of August 25, 2026; payable on September 9, 2026

30 Reconciliations and Disclosures

31 Financials - Income Statement ∆ YoY (%) 2Q'26 YTD 2Q'25 YTD ∆ YoY (%) 2Q'26 1Q'26 2Q'25 (R$ thousands, unless mentioned) REVENUES 27% 497,049 391,098 29% 252,191 244,858 195,569 Net revenue from management fees (10)% 10,235 11,419 (12)% 7,345 2,890 8,342 Net revenue from performance fees (49)% 10,235 20,131 (57)% 7,345 2,890 17,054 Realized performance fees N/A – (8,711) N/A – – (8,711) Unrealized performance fees (51)% 25,114 51,073 (65)% 9,047 16,067 26,220 Net revenue from advisory 0% 22,230 22,206 2% 11,190 11,040 10,944 Other revenues 17% 554,628 475,796 16% 279,773 274,855 241,075 Total net revenues from services rendered OPERATING EXPENSES 22% (78,935) (64,871) 16% (38,363) (40,572) (33,127) Bonus related to management and advisory (11)% (4,485) (5,033) (13)% (3,214) (1,271) (3,683) Performance based compensation (45)% (4,485) (8,116) (52)% (3,214) (1,271) (6,766) Realized N/A – 3,083 N/A – – 3,083 Unrealized 19% (83,420) (69,904) 13% (41,577) (41,843) (36,810) Total compensation and benefits 26% (51,340) (40,807) 29% (26,609) (24,731) (20,682) Segment personnel expenses 17% (38,383) (32,854) 10% (19,085) (19,298) (17,423) Other general and administrative expenses 15% (44,604) (38,807) 34% (23,781) (20,823) (17,792) Placement fee amortization and rebates (6)% (146,161) (156,136) (3)% (75,927) (70,234) (78,484) Corporate center expenses 8% (363,907) (338,508) 9% (186,979) (176,928) (171,191) Total expenses 39% 190,721 137,288 33% 92,794 97,927 69,884 Operating profit OTHER GP AND FINANCIAL INCOME AND EXPENSES (69)% 4,653 15,070 (90)% 1,155 3,498 11,064 Investment Related Earnings (IRE) (17)% 14,812 17,861 (36)% 8,719 6,093 13,576 Realized gain from GP investment income 264% (10,159) (2,791) 201% (7,564) (2,595) (2,512) Unrealized gain from GP investment income (52)% 17,559 36,227 (63)% 8,169 9,390 21,804 Financial income (52)% 17,559 36,227 (63)% 8,169 9,390 21,804 Realized gain from financial income N/A – – N/A – – – Unrealized gain from financial income 12% (8,343) (7,480) 20% (4,452) (3,891) (3,722) Leasing expenses N/A 30,929 (9,623) 122% (11,460) 42,389 (5,165) Other items¹ N/A 1,147 (6,197) N/A 262 885 (3,996) Equity gain (loss) 19% (14,245) (11,997) 21% (8,492) (5,753) (6,994) Equity - based compensation 72% (10,882) (6,341) 52% (5,286) (5,596) (3,471) Management contract amortization² 145% (2,142) (873) 196% (1,828) (314) (618) Non - operational expenses³ 113% 18,676 8,786 N/A (21,932) 40,608 8,902 Total Other Items 43% 209,397 146,073 (10)% 70,862 138,535 78,785 Profit before income taxes 103% (47,496) (23,372) 52% (18,299) (29,197) (12,012) ( - ) Income taxes⁴ 32% 161,901 122,701 (21)% 52,563 109,338 66,773 NET INCOME 224% 2,103 650 329% 1,811 292 422 (+) Non - operational expenses (including Income Tax effect) 133% (44,226) (18,992) (20)% (8,681) (35,545) (10,851) ( - ) Contingent consideration adjustment related to acquisitions⁵ N/A (20,988) – N/A 2,019 (23,007) – (+) OCI adjustment⁶ (5)% 98,789 104,360 (15)% 47,711 51,078 56,345 ADJUSTED NET INCOME (17)% 87,724 105,791 (25)% 42,965 44,759 57,172 Attributable to the shareholders of the parent company N/A 11,065 (1,431) N/A 4,746 6,319 (827) Attributable to non - controlling interests See notes and definitions at end of document

32 Financials - Non - GAAP Reconciliation 2Q'26 YTD 2Q'25 YTD 2Q'26 1Q'26 2Q'25 (R$ thousands, unless mentioned) 190,721 137,288 92,794 97,927 69,884 OPERATING PROFIT (10,235) (20,131) (7,345) (2,890) (17,054) ( - ) Net revenue from realized performance fees – 8,711 – – 8,711 ( - ) Net revenue from unrealized performance fees 4,485 5,033 3,214 1,271 3,683 (+) Compensation allocated in relation to performance fees 184,971 130,901 88,663 96,308 65,224 FEE RELATED EARNINGS (FRE) 190,721 137,288 92,794 97,927 69,884 OPERATING PROFIT (497,049) (391,098) (252,191) (244,858) (195,569) ( - ) Net revenue from management fees (25,114) (51,073) (9,047) (16,067) (26,220) ( - ) Net revenue from advisory (22,230) (22,206) (11,190) (11,040) (10,944) ( - ) Other revenues 78,935 64,871 38,363 40,572 33,127 (+) Bonus related to management and advisory 51,340 40,807 26,609 24,731 20,682 (+) Personnel expenses 38,383 32,854 19,085 19,298 17,423 (+) Other general and administrative expenses 44,604 38,807 23,781 20,823 17,792 (+) Placement fee amortization and rebates 146,161 156,136 75,927 70,234 78,484 (+) Corporate center expenses 5,750 6,387 4,131 1,619 4,660 PERFORMANCE RELATED EARNINGS (PRE) 190,721 137,288 92,794 97,927 69,884 OPERATING PROFIT – 8,711 – – 8,711 ( - ) Net revenue from unrealized performance fees – (3,083) – – (3,083) (+) Compensation allocated in relation to unrealized performance fees 14,812 17,861 8,719 6,093 13,576 (+) Realized gain from GP investment income 205,533 160,777 101,513 104,020 89,088 SEGMENT DISTRIBUTABLE EARNINGS 161,901 122,701 52,563 109,338 66,773 NET INCOME – 8,711 – – 8,711 ( - ) Net revenue from unrealized performance fees – (1,004) – – (1,004) (+) Income tax from unrealized performance fees – (3,083) – – (3,083) (+) Compensation allocated in relation to unrealized performance fees 10,159 2,791 7,564 2,595 2,512 ( - ) Unrealized gain from GP investment income (127) (1,978) (37) (90) (2,672) (+) Income tax on unrealized gain from GP investment income – – – – – ( - ) Unrealized gain from financial income – – – – – (+) Income tax on unrealized gain from financial income (53,187) (22,478) (10,292) (42,895) (12,932) ( - ) Contingent consideration (earn - out) gain (loss)¹ 8,961 3,486 1,611 7,350 2,081 (+) Income tax on contingent consideration 16,453 12,481 8,092 8,361 6,250 (+) Depreciation and amortization 10,762 9,336 5,009 5,753 4,333 (+) Equity - based compensation 1,340 254 1,096 244 371 ( - ) Income Taxes on Equity - based compensation (1,147) 6,197 (262) (885) 3,996 (+) Equity gain (loss) 4,723 – 2,244 2,479 – (+) Dividends received 2,103 650 1,811 292 422 (+) Non - operational expenses including income tax related to realized expense² (20,988) – 2,019 (23,007) – (+) OCI Adjustment³ (15,399) – (8,101) (7,298) – ( - ) Minority Interest 125,554 138,065 63,317 62,237 75,759 ADJUSTED DISTRIBUTABLE EARNINGS 554,628 475,796 279,773 274,855 241,075 TOTAL NET REVENUE FROM SERVICES RENDERED (10,235) (20,131) (7,345) (2,890) (17,054) ( - ) Net revenue from realized performance fees – 8,711 – – 8,711 ( - ) Net revenue from unrealized performance fees 544,394 464,377 272,428 271,966 232,733 NET REVENUE FROM MANAGEMENT FEES AND ADVISORY See notes and definitions at end of document

33 Balance Sheet 6/30/2026 03/31/2026 Assets Current assets 224,968 208,545 Cash and cash equivalents 92,426 106,053 Cash and bank deposits 110,309 84,671 Financial instruments at fair value through profit or loss 22,233 17,821 Financial instruments at amortized cost 852,972 755,707 Financial instruments at fair value through profit or loss 211,615 190,973 Trade receivables - - Sub - leases receivable 20,402 20,011 Taxes recoverable 84,890 76,954 Other assets 1,394,847 1,252,190 Total current assets Non - current assets 888,928 883,744 Financial instruments at fair value through profit or loss 5,751 5,741 Financial instruments at amortized cost 27,451 27,384 Trade receivables 2,763 3,003 Taxes recoverable 40,544 39,873 Deferred taxes 34,524 37,687 Other receivables 999,961 997,432 71,969 69,903 Investments accounted for using the equity method 49,869 49,655 Judicial deposits 72,079 71,456 Property and equipment 127,571 134,225 Right of use - Leases 1,372,438 1,318,733 Intangible assets 2,693,887 2,641,404 Total non - current assets 4,088,734 3,893,594 Total Assets 6/30/2026 03/31/2026 Liabilities and equity Current liabilities 14,102 13,692 Trade payables – 29,508 Financial instruments at fair value through profit or loss – 39,843 Deferred Revenue 29,357 57,115 Leases 38,184 41,543 Accounts payable 101,408 40,858 Labor and social security obligations 163,582 14,295 Loans and Financing 42,895 9,706 Taxes and contributions payable 389,528 246,560 Total current liabilities Non - current liabilities – – Accounts payable 118,854 124,430 Leases 3,525 7,635 Labor and social security obligations 691,183 845,529 Loans and Financing 3,275 3,900 Deferred taxes 50,285 50,136 Provision for contingencies 678,810 528,814 Retirement plans liabilities 1,545,932 1,560,444 1,935,460 1,807,004 Total liabilities Equity 19 19 Share capital 2,263,114 2,236,406 Additional paid - in capital (293,488) (306,608) Treasury shares 131,586 138,344 Retained Earnings (52,715) (59,633) Other reserves 2,048,516 2,008,528 104,758 78,062 Non - controlling interests in the equity of subsidiaries 2,153,274 2,086,590 Total equity 4,088,734 3,893,594 Total liabilities and equity Notes: Numbers may not add up due to rounding.

34 Notes to page 3 1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Notes to page 6 1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last two quarters . 2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses . 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) Minority interest comprises the portion of earnings attributable to the non - controlling interest, following Vinci Compass’ acquisitions of controlling stakes in the Verde and BACS transactions . Therefore, results are fully consolidated in Fee Related Earnings (FRE), and the non - controlling interest is deducted prior to arriving at Distributable Earnings (DE) and Adjusted Distributable Earnings (Adjusted DE) . 5) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last two quarters . 6) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . 7) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last two quarters . Notes to page 7 1) AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 8 1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . 2) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . 3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . Notes to page 10 1) GP investment income comes from proprietary investments made by Vinci Compass in its own Private Markets’ funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups . Notes to page 13 1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . Notes and Definitions

35 Notes to page 13 (cont’d) 2) Liquid funds’ value are calculated as investment at fair value as of June 30 , 2026 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 2 Q' 26 Financial Statements filed within the SEC on August 11 , 2026 . 3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of June 30 , 2026 . For more detail, please see the Financial Statements filed within the SEC on August 11 , 2026 . 4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . In addition to these debts, Vinci Compass also has obligations regarding earn - out structures and redemption liability from M&A transactions . For more detail, see 2 Q' 26 Financial Statements filed within the SEC on August 11 , 2026 . 5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 17 1) Upfront fees are one - time fees charged for TPD Alternative commitments . 2) Third - Party Distribution, or TPD, stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . 3) Other includes Pension Plans and Vinci Retirement Services . 4) Fee - Earning Assets Under Management Ex - Upfront considers the FEAUM only from the funds which collect recurring management fees . Notes to page 24 1) AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 25 1) FEAUM is measured as assets under management and advisory excluding funds that do not charge management or performance fees at any time, according to such funds’ policies . FEAUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 26 1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . 2) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA . 3) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA . 4) IPCA is a broad consumer price index measured by the IBGE . 5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . Notes and Definitions (cont’d)

36 Notes to page 26 (cont’d) 6) Brazil stock market most relevant index . 7) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . 8) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . 9) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . 10) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . 11) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . 12) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes to page 27 1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . 2) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . 3) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . 4) IPCA is a broad consumer price index measured by the IBGE . 5) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes to page 28 1) Track record information is presented throughout this presentation on a pro forma basis and in local currency . 2) Committed capital for VCP III and VCP IV consider amounts of co - investments . Returns, however, consider only the amounts invested to the main funds . Track record presented for the VCP strategy as of 1 Q’ 26 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . 4) Track record for VIR strategy is presented as of 1 Q’ 26 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 5) Track record for Vinci SPS strategy is presented as of 2 Q’ 26 . 6) Track record for MAV strategy is presented as of 2 Q’ 26 . 7) Track record for Lacan strategy is presented as of 2 Q’ 26 . 8) Track record for FIP Infra is presented as of 2 Q’ 26 . 9) Track record for VIAS is presented as of 2 Q’ 26 . 10) Total commitments for VICC are presented as of 2 Q’ 26 . 11) Track record for VFDL is presented as of 2 Q’ 26 . 12) Track record for Vinci Credit Infra is presented as of 2 Q’ 26 . Notes and Definitions (cont’d)

37 Notes to page 29 1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5 . 0963 , as of August 10 , 2026 , when dividends were approved by our Board of Directors . 2) Per Share calculations are based on end of period Participating Common Shares . 3) Actual dividends per common share are calculated considering the share count as of the applicable record date . 4) As of June 30 , 2026 , Public Float was comprised of 16 , 029 , 238 Class A common shares . Notes to page 31 1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to acquisitions and Ares Convertible Preferred Shares . 2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . 5) Contingent consideration adjustment (after - tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period . 6) OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss . Notes to page 32 1) Contingent consideration adjustment (after - tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period . 2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 3) OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss . Notes and Definitions (cont’d)

38 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations ; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024 ) . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues . • “Distributable Earnings”, or “DE”, is used as a reference by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share - based payments, less (h) income taxes on share - based payments, plus ( i ) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates . We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit - sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees . • “PRE Margin” is calculated as PRE divided by net revenue from performance fees . • “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends . Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense) . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . Notes and Definitions (cont’d)

39 • “ AuM ” refers to assets under management and advisory . Our AuM equals the sum of : (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds . As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AuM to vary over time, independently of underlying asset or commitment changes . AUM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AuM across segments . Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . • “Total Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our business without measuring for the outcomes from funds above their respective benchmarks . We calculate Total Fee Related Revenues as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line . • “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . Notes and Definitions (cont’d)

40 • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

41 Bogota 601 748 6090 Carrera 11 # 79 – 52 Of 801, Edificio 80 - ONCE Barrio El Nogal COLOMBIA Mexico City 52 55 5010 2150 Paseo de los Tamarindos N Σ 90, Torre 1, Piso 21, 05120 MEXICO Lima 51 1 611 5350 Av. Jorge Basadre Nro. 347 Piso 09, Of 902 San Isidro PERU Miami 786 755 4860 1441 Brickell Ave Suite 1430, FL 33131 UNITED STATES Recife 55 81 3204 6811 Av. República do Líbano, 251 Sala 301 - Torre A Pina - 51110 - 160 BRAZIL Montevideo 59 8 2626 2650 WTC Free Zone 2 Dr. Luis Bonavita 1294, Of 2033. CP 11300 59 8 2628 7042 WTC Torre 4, Dr. Luis Bonavita 1266, Of 601. CP 11300 URUGUAY New York 1 - 212 - 355 7630 590 Madison Avenue 33rd Floor , NY 10022 UNITED STATES Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 BRAZIL São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano 01452 - 000 BRAZIL Santiago 56 2 2364 4660 Av. Rosario Norte 555, Piso 14, Las Condes CHILE Buenos Aires 52 55 5010 2150 54 11 4878 8000 Carlos Pellegrini 1023, Piso 14 (C1009ABU) ARGENTINA Ribeirão Preto 55 16 2101 4641 Av. Presidente Vargas, 2.121 – Sala 106 Jardim América 14020 - 260 BRAZIL